Dated August 6, 2002

PROSPECTUS

Cyber Law Reporter, Inc.

260,000 shares of our common stock

This prospectus describes the offer and sale of up to 260,000 shares of our common stock for sale by certain persons who are our shareholders.  These shareholders are referred to throughout this prospectus as "selling shareholders".

The price at which the shares held by the selling security holders will be sold is $0.10 until such time as this prospectus is effective and our shares are listed on the OTC Bulletin Board or other exchange.  After that time selling security holders may sell their shares at prevailing market prices or at privately negotiated prices or hold the shares for their own account.

 Prior to this offering, no public market has existed for our shares of common stock and a public market may not develop, or, if any market does develop, it may not be sustained.

Investment in the common stock offered in this prospectus involves a high degree of risk.  You may lose your entire investment.   Consider carefully the "risk factors" beginning on page 8 before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.  This Prospectus is not an offer to buy or sell these securities in any state where the offer or sale is not permitted.

TABLE OF CONTENTS
PROSPECTUS SUMMARY	. . . . . . . . . . . . .	3
RISK FACTORS	. . . . . . . . . . . . .	6
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS	. . . . . . . . . . . . .	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION	. . . . . . . . . . . . .	16
USE OF PROCEEDS	. . . . . . . . . . . . .	24
DIVIDEND POLICY	. . . . . . . . . . . . .	24
SELLING SHAREHOLDERS	. . . . . . . . . . . . .	25
PLAN OF DISTRIBUTION	. . . . . . . . . . . . .	28
DESCRIPTION OF OUR BUSINESS	. . . . . . . . . . . . .	30
MARKET INFORMATION	. . . . . . . . . . . . .	39
DESCRIPTION OF PROPERTY	. . . . . . . . . . . . .	39
LEGAL PROCEEDINGS	. . . . . . . . . . . . .	39
TRANSFER AGENT	. . . . . . . . . . . . .	40
MANAGEMENT	. . . . . . . . . . . . .	40
EXECUTIVE COMPENSATION	. . . . . . . . . . . . .	42
STOCK OPTION PLANS	. . . . . . . . . . . . .	43
EMPLOYMENT AGREEMENTS	. . . . . . . . . . . . .	43
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	. . . . . . . . . . . . .	44
RELATIONSHIPS AND RELATED TRANSACTIONS	. . . . . . . . . . . . .	45
DESCRIPTION OF SECURITIES	. . . . . . . . . . . . .	47
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	. . . . . . . . . . . . .	58
WHERE YOU CAN FIND MORE INFORMATION	. . . . . . . . . . . . .	49
LEGAL MATTERS	. . . . . . . . . . . . .	49
INTEREST OF NAMED EXPERTS	. . . . . . . . . . . . .	49
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	. . . . . . . . . . . . .	50
FINANCIAL STATEMENTS	. . . . . . . . . . . . .	52

DEALER PROSPECTUS DELIVERY OBLIGATIONS

Until ninety days after the effective date of the registration statement of which this Prospectus is a part or the first date on which these securities were offered to the public, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

     This summary sets forth highlights of the information contained elsewhere in this prospectus.  It does not contain all of the information that you should consider before investing in Cyber Law Reporter, Inc., and you should read the entire prospectus carefully, especially the discussion of Risk Factors.

     The terms "Cyber Law Reporter," "we," "our" and "us" refer to Cyber Law Reporter, Inc. and its subsidiaries unless the context suggests otherwise.  The term "you" refers to a prospective investor or purchaser of our stock.  The principal business address of the company is 1207 Wisterwood, Houston, Texas 77043; (713) 249-1428.

Cyber Law Reporter

Cyber Law Reporter has internally developed the search engine, database structure and initial databases to provide online access to primary legal research materials and other legal information designed to be of practical use to consumers, attorneys, and businesses.    Our Web sites are not currently available to the public.  Much of our information will be provided at no fee and the remainder at a modest subscription rate through our primary Web address www.eLegal.com.  In addition, we expect to produce revenue by providing marketing and promotional services to law related business providers such as law firms, court reporting agencies and vendors selling products or services to law firms under our URL www.ClickToSue.com.  We will derive our revenue from advertising, sales commissions, promotional services and subscriptions to our content.  Our future expenses will consist primarily of marketing costs, the cost of purchasing legal data from third parties, management expenses and product development costs.   Following the effective date of the registration statement filed on Form SB-2 of which this prospectus is a part, we intend to attempt to acquire other law related information Web sites and consolidate the traffic and information into one, more useful and powerful legal information Web site.   We will need to raise additional capital in order to complete the development of our legal databases and to complete these acquisitions.

We have experienced losses since we began operations and expect losses to continue in the foreseeable future.   We have an accumulated deficit as of December 31, 2001 of $375,685.  Our accumulated deficit as of March 31, 2002 was $421,299.  Our auditors have issued a report with a going concern exception, which states, among other things, that our liquidity problems and lack of working capital raise a substantial doubt about our ability to continue as a going concern.  In addition, there is no public market for our stock and we cannot assure the investors that one will develop.  The shares issued in this prospectus are being sold by selling shareholders and the company will not receive proceeds from the sale of these shares.

Summary of the Offering

Prior to this offering we had 2,570,000 shares of common stock issued and outstanding.  We are registering 260,000 of those shares for resale in this prospectus.

Number of shares of common stock outstanding prior to this offering	2,570,000
Common stock offered by selling shareholders	260,000
Use of Proceeds	We will not receive any proceeds from the sale of the shares of common stock registered in this prospectus.
Plan of Distribution

The offering of our shares of common stock is being made by our shareholders who wish to sell their shares.  Sales of our common stock may be made by selling shareholders in the open market, in privately negotiated transactions and at discount prices or the shares may be held for their own account.

Risk Factors	There are significant risks involved in investing in our company. For a discussion of risk factors you should consider before buying our common stock, see the section entitled “Risk Factors.”
Related Parties

Our founder, Chairman and CEO is a related party to the Internet incubator company that built our company and he is a part owner of Goldbridge Capital, LLC.  For more information on related parties please see page 54.

Summary Financial Data

The following information is taken from our audited financial statement as of December 31, 2000 and 2001 and March 31, 2002. The financial highlights below should be read along with the more detailed financial statements and notes appearing later in this prospectus.  You should also read the section titled “Management's Discussion and Analysis of Financial Condition and Results of Operations.”  Because 2000 was our first year of operation year-to-year comparisons may not be an accurate indicator of our future performance.

	Three Month Period Ended March 31, 2002 ____________	Twelve Month Period Ended December 31, 2001 ____________	Ten Month Period Ended December 31, 2000 ____________	Inception to Date _____________

OPERATIONS DATA:
REVENUES	$ -0-	$ -0-	$ -0-	$ -0-

COSTS AND EXPENSES
Accounting and legal	584	7,036	-0-	7,620
General and administrative	30	3,566	983	4,579
Related party expense	45,000	200,000	164,100	364,100
OTHER INCOME/(EXPENSES)
Interest Income	-0-	-0-	-0-	-0-
Interest Expense	-0-	-0-	-0-	-0-
INCOME TAXES	-0-	-0-	-0-	-0-
	__________	__________	__________	__________
NET LOSS	$ (45,614)	$ (210,602)	$ (165,083)	$ (421,299)

Basic and Diluted net Loss Per Share	$ (0.02)	$ (0.09)	$ (0.08)	$ (0.16)
Weighted Average Number of Shares Outstanding	2,570,000	2,432,420	2,103,843	2,316,849

RISK FACTORS

     This section discusses the material risks that may make an investment in our common stock risky or speculative.  You should carefully consider this information along with the other information contained or incorporated by reference in this prospectus before making a decision to invest in our common stock.

RISKS PARTICULAR TO CYBER LAW REPORTER

WE HAVE OPERATED AT A LOSS IN SINCE INCEPTION AND ANTICIPATE THAT LOSSES WILL CONTINUE.

     At December 31, 2001, we had an accumulated deficit of $375,685.  At March 31, 2002, this deficit was $421,299.   We had net losses of $165,083 during the period from inception until December 31, 2000 and losses of $210,602 for the year ending December 31, 2001.    We had a net loss of $45,614 for the period ending March 31, 2002.  At December 31, 2000 we had negative working capital of $140,235 and at December 31, 2001 we had negative working capital of $328,756. Our negative working capital as of March 31, 2002 was $374,370.  We expect net losses and negative cash flows to continue for the foreseeable future as we continue to incur significant operating expenses and make capital investments in our business. We may never generate sufficient revenues to achieve profitability.  Even if we do become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. Before reaching profitability, we anticipate additional costs of between $1 million and  $2 million to complete the development of our databases plus operating and overhead costs as we discuss later in this prospectus.  After we have introduced the product to the public, we will need substantial additional capital to expand our databases and to facilitate acquisitions.  Our auditors opinion letter includes a going concern statement which indicates that they have a substantial doubt that we currently have the capital to continue as a going concern.

THE LEGAL INFORMATION SERVICES INDUSTRY IS A VERY COMPETITIVE BUSINESS SECTOR DOMINATED BY TWO LEGACY COMPETITORS.   THIS MAY MAKE IT HARD FOR US TO COMPETE.

     The market for legal information services is dominated by West Group, a division of The Thomson Corporation, a Canadian corporation, and LEXIS-NEXIS, which is owned by Reed-Elsevier, an Anglo-Dutch corporation.  These competitors are both large, well-established companies.  They offer databases that are similar to and larger than the databases that we are developing.  While we are preparing to begin the delivery of legal information, West has been in operation for more than 100 years and LEXIS has been in operation for more than 25 years.  West and LEXIS have strong name recognition, large sales forces and substantial financial resources with which to compete.   They are well entrenched in the nation’s law schools where their products are introduced and taught to most law students.   Both West and LEXIS offer Internet access for a fee to their legal databases.

     We also compete with other companies that offer fee-based access to selected legal databases over the Internet.  These companies may be more successful than we may be in capturing market share.

AVAILABILITY OF FREE INFORMATION ON THE INTERNET MAY LESSEN THE DEMAND FOR OUR PRODUCTS BECAUSE WE CHARGE FEES FOR OUR PRODUCTS.

     We will offer access to legal databases using our proprietary search engine. While we are not a portal company, we compete with Internet portal companies that offer free access to government-sponsored and advertiser-supported sites that provide some of the same information that we provide.  Substantial amounts of free legal information are also available over the Internet and from other sources, such as courts and government agencies.  Access to this free information and additional online resources provided by such portals in the future may lessen the demand for our products.

CHANGES IN TECHNOLOGY AND SOFTWARE STANDARDS MAY MAKE IT DIFFICULT FOR US TO ADAPT AND COMPETE WITH BETTER FUNDED COMPETITORS BECAUSE WE HAVE DEVELOPED OUR OWN SOFTWARE USING CURRENT PROGRAMMING LANGUAGES.

     We have developed our own search engine using PEARL and C+ programming languages and database tables using SQL 2000.  We still have substantial work to be done in completing our databases before our product is ready to deliver to the public.  However, software is characterized by rapid change and developments, evolving industry standards, changing customer demands and frequent introductions of new products, services and enhancements.  Changes in software standards and the languages accessible through widely distributed browsers such as Internet Explorer and Netscape could require major adaptations in our core operating systems.   If changes in software and technology standards occur, we cannot assure you that we will be able to adapt our software to these new standards.  If this occurs our delivery platform could be rendered obsolete and unusable.    In the alternative, we may face major expense and delay if changes in software or technology platform standards require major changes in our software.  This could result in our inability to successfully deliver our product or could make it cost prohibitive for us to do so.

WE NEED ACCESS TO CURRENT LEGAL OPINIONS AND STATUTES TO KEEP OUR DATABASES CURRENT.  WE MAY ENCOUNTER DIFFICULTY IN THE FUTURE ACQUIRING THESE LEGAL MATERIALS FOR OUR DATABASES.

     Our primary research databases will consist of federal and state court decisions, statutes, regulations, acts, administrative decisions, pending legislation, articles, forms and other legal information that has been provided to us by various entities.  Much of the case law that we need must be obtained from the courts or Web sites provided by the courts.  Currently much of this information is available at no cost or low cost.  However, we cannot be assured that we will have such access to this information in the future.  We will seek formal agreements with these sources of legal information. Our ability to maintain our business relationships with courts, legislative bodies and our other data providers and to build new relationships with additional data providers is critical to the success of our business.  If any of our sources significantly increase their fees, our costs of data acquisition could increase significantly.

WE WILL REQUIRE ADDITIONAL DEBT OR EQUITY CAPITAL IN THE FUTURE TO SUCCESSFULLY INTRODUCE OUR PRODUCT TO OUR TARGET MARKET.

We will need to raise additional funds through public or private debt or equity financing to complete the implementation of our business plan.  If we raise additional funds by issuing equity securities, you may suffer dilution in your holdings of our common stock.  Also, adequate funds may not be available to us when we need them, or may not be available to us on favorable terms.  In this case, we may not be able to complete our databases, pay for operating costs, or effectively market our products or services.  We anticipate that it will cost us between $1 million and $2 million to complete our initial databases and introduce our product to the public effectively.  To grow more quickly and to make significant acquisitions, we will need additional funds.  We will need to identify and interest investors that we do not currently have in order to obtain this capital.  There is a material risk that we will not be able to acquire the financing we need to complete and deliver our products to the market.  If we do not raise additional capital the value of our common shares could be adversely affected.

BECAUSE CUSTOMERS MAY RELY ON OUR DATABASES FOR LEGAL RESEARCH, WE COULD BE EXPOSED TO LEGAL LIABILITY FOR INACCURACIES IN THE INFORMATION WE PROVIDE OR DEFECTS IN OUR PRODUCTS.

     It is not possible for us to achieve 100% accuracy in the quality of the information we include in our product.  Many of our customers will depend upon the legal data we provide as authoritative.  As a result, we may be subject to claims by our customers based on negligence or other theories relating to the information we provide through our Web sites.  These types of claims could be time-consuming and expensive to defend and could result in the diversion of our management's time and attention.

IF WE EXPERIENCE RAPID GROWTH DUE TO AN INCREASE IN THE NUMBER OF CUSTOMERS VISITING OUR SITE, IT COULD STRAIN OUR OPERATIONAL AND FINANCIAL RESOURCES CAUSING THE QUALITY OF OUR SERVICE TO SUFFER AND CAUSING US TO LOSE CUSTOMERS.

When we begin delivering our legal information over the Internet, we may realize rapid growth in our operations.   Because our software systems and server systems are new, they have never been tested under the high load levels that would be created by a large number of visitors coming to our site.  If this happens it could strain our systems and cause system or software failures.  In the alternative, this growth may strain on our financial resources as we attempt to increase capacity and infrastructure in response to demand for our services.

We cannot assure you that our personnel, systems and controls will be adequate to support any future growth.  Our inability to manage growth effectively or to maintain the quality of our products and services could cause us to lose customers and could materially increase our operating expenses or reduce our potential revenues.

OUR COMPANY IS CURRENTLY NOT KNOWN TO OUR TARGET MARKET.  IF WE DO NOT INCREASE AWARENESS OF OUR BRAND NAME, OUR ABILITY TO REACH NEW CUSTOMERS WILL BE LIMITED.

Our future success will depend, in large part, on our ability to increase awareness of our brand name and our web sites in the legal community.  To do so, we must succeed in our marketing efforts, provide high-quality products and services and increase traffic to our web sites.  If our marketing efforts are unsuccessful or if we cannot increase our brand awareness, we may not be able to attract new customers and generate.  If we do not attract a sufficient number of customers our revenue will fall short of our expenses and we will not be able to continue as a going concern.

COMPUTER AND SYSTEM SECURITY ISSUES CREAT A RISK OF SYSTEM FAILURES THAT COULD BE HARMFUL TO OUR BUSINESS BECAUSE WE WILL DEPEND ENTIRELY ON COMPUTER SYSTEMS AND THE INTERNET TO DELIVER OUR PRODUCT.

Any system failure that causes interruptions in our ability to deliver our products to our customers, including failures that affect our ability to collect information from the courts and data providers, could reduce customer satisfaction and, if sustained or repeated, would reduce the attractiveness of our services.  Such interruptions, for example, could result from acts of terrorism and war.  We also face the risk of a security breach of our computer system, which could disrupt the distribution of our products.  Damage to our computer system or intrusion by hackers could delay or prevent delivery of our products and result in the loss of our customers. Our operations are dependent on our ability to protect our computer system against damage from computer viruses, fire, power loss, telecommunications failures, vandalism, hackers and other malicious acts. In addition, a failure of our telecommunication providers to provide the data communications capacity in the time frame required by us for any reason could cause interruptions in the delivery of our products. Our computer and communications hardware is located at outside facilities, and the loss of any of this hardware or the data it contains could cause us not to be able to operate our business for a substantial period of time.

WE DEPEND HEAVILY ON OUR MANAGEMENT TEAM, MOST OF WHICH HAS LITTLE EXPERIENCE WORKING TOGETHER OR MANAGING A PUBLIC COMPANY.

Our success depends, to a significant extent, upon the efforts and abilities of Jonathan Gilchrist, our Chairman of the Board, President and Chief Executive Officer.  Loss of Mr. Gilchrist’s services could materially affect our business, results of operations and financial condition.  Also, our management team has worked together for less than two years.  The short period of time that our senior officers have worked together, or their potential inability to work successfully together, may adversely affect our ability to manage growth.  Moreover, our officers generally have limited experience in managing a public company.  The ability of our management team to manage future growth, if any, or the demands of successfully operating a public company is unproven.

OUR OFFICERS DO NOT DEVOTE THEIR FULL TIME EFFORTS TO OUR BUSINESS AND ARE ENGAGED IN OTHER BUSINESS ACTIVITIES.

Each of our officers, including our CEO, devotes only a part of their time to the management of Cyber Law Reporter.  For example, our Chairman and CEO is also the Chairman and CEO of The Internet Business Factory, Inc., an Internet incubator company and its portfolio company A Time To Grow, Inc.  In addition, he works as a member of Goldbridge Capital in Houston, Texas.  Mr. Gilchrist currently spends about 15 hours per week for our Company and has up to 25 hours per week available if the demands of our business grow.  Mr. Waldrop, our CTO currently has ten hours per week available for tasks related to the operating of our hardware and software.  Mr. Carmichael currently has ten hours per week available for Cyber Law Reporter.   Because each member of our management team has other business obligations, they may not spend as much time as needed on our business in order to maximize its success.  When competing demands on their time arise, we cannot insure that the needs of our company will have priority over the other demands placed upon the management team’s time.  Conflicting demands on the time of our officers and management could result in reduced attention to the needs of the Company and could materially reduce our effectiveness and results.

 OUR INCUBATION COMPANY IS A  RELATED PARTY, WHICH CREATES A RISK THAT CONFLICTS OF INTEREST COULD AFFECT OUR RESULTS.

Our Chairman and CEO, Jonathan Gilchrist, is the Chairman and CEO of The Internet Business Factory, Inc., the incubator company that created Cyber Law Reporter.  It is a major shareholder of our Company.  It is possible that a conflict of interest could exist or arise between the interests of The Internet Business Factory and our company.  Mr. Gilchrist is the natural person who will control the voting authority over the shares owned by The Internet Business Factory.  He is also a principal and part owner of Goldbridge Capital who owns 200,000 shares of our common stock.  Mr. Gilchrist holds shared voting control (37.5%) over of these shares.

    We do not have any agreements with Mr. Gilchrist regarding when or how he can exercise any of these voting rights and there remains, therefore, a potential conflict of interest between us and any other entity or organization which holds our shares and in which Mr. Gilchrist holds voting control or shared voting control over the shares of our stock they own.  If these shares are sold in large blocks or at times when the market for our stock is not strong, it may have a negative effect on the value of the shares purchased by other investors under this prospectus.

THERE IS INTENSE COMPETITION FOR QUALIFIED COMPUTER TECHNICIANS, PROGRAMMERS AND SALES AND MARKETING PERSONNEL, AND OUR FAILURE TO ATTRACT AND RETAIN THESE PEOPLE COULD AFFECT OUR ABILITY TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND TO INCREASE OUR SALES.

Our future success also depends upon our ability to attract and retain qualified computer programmers, other technical personnel and sales and marketing personnel to manage and develop our software and websites.  Competition for talented personnel, particularly technical personnel, is intense.  This competition could increase the costs of hiring and retaining personnel.  We do not have employment agreements with any person other than Mr. Gilchrist at this time.  We may not be able to attract, retain and adequately motivate our personnel or to integrate new personnel into our operations successfully.

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, INCLUDING OUR SEARCH AND RETRIEVAL SOFTWARE, AND WE MAY INFRINGE THE PROPRIETARY RIGHTS OF OTHERS.

Our services are highly dependent upon proprietary technology, including, for example, our proprietary search engine.  We rely on contracts, confidentiality agreements and copyright, trademark and trade secrecy laws to protect our proprietary rights in our technology.  The protective steps we have taken may not be adequate to deter misappropriation of our proprietary information.  In addition, online end-user license provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program may be unenforceable under the laws of certain jurisdictions and foreign countries.  In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States.  Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business, results of operations and financial condition. Also, it is possible that our competitors or others will adopt product or service brands similar to ours, possibly leading to customer confusion.

Many of our software programs, including our proprietary search engine, interact with and perform numerous functions similar to software available from third parties.  Therefore, we could be subject to claims that our technology infringes the proprietary rights of third parties.  In addition, we may agree in the future, to indemnify some of our customers against claims that our products infringe upon the intellectual property rights of others.  Claims against us or these customers, even if without merit, could subject us to costly litigation and could divert the time and attention of our technical and management teams.  A claim of infringement may require us and our customers to obtain one or more licenses from third parties.  We cannot assure you that we or our customers will be able to obtain necessary licenses from third parties at a reasonable cost or at all.  Any failure to obtain a required license could have a material adverse effect on our business, results of operations and financial condition.

PART OF OUR PLAN IS TO GROW BY ACQUISITION.  WE MAY BE UNABLE TO MAKE ATTRACTIVE ACQUISITIONS OR INTEGRATE ACQUIRED COMPANIES EFFECTIVELY.

Our future growth includes plans to make significant acquisitions of other legal content and information businesses or operations.  We expect to evaluate and, where appropriate, pursue acquisition opportunities with other legal Web sites, legal information companies, vendors who target the legal community, or other businesses that we feel would advance the interests of our shareholders on terms we consider favorable.  We do not currently have any specific acquisition targets nor have we discussed the possibility with any other company.  We cannot assure you that we will be able to identify attractive acquisition opportunities.  Even if we do identify attractive candidates, we cannot assure you that we will be able to complete the acquisition of them on commercially acceptable terms or that even if acquisitions are made, that they will have a positive effect on the company or the value of our stock.  We plan to make acquisitions using our common stock.  Because we are a new company with limited operation we may be unable to find companies willing to accept our common stock. If this happens, we will not be able to complete the acquisitions we hope to complete.  We hope to enter into discussions that will lead to acquisitions within the first year following the effective date of this prospectus.  If we acquire another business, we could have difficulty integrating its operations, systems, management and other personnel and technology with our own.  These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Even if these difficulties could be overcome, we cannot assure you that the anticipated benefits of any acquisition would be realized.  In addition, we may incur debt or issue equity securities to pay for any future acquisitions.  The issuance of equity securities could be dilutive to our existing shareholders.

RISKS RELATED TO OUR INDUSTRY

THE MARKET FOR INTERNET BASED LEGAL INFORMATION IS NEW AND UNPREDICTABLE WHICH CREATES A RISK THAT OUR PRODUCTS MAY NOT BE PROFITABLE WHEN INTRODUCED TO THE MARKET.

The market for web-based legal information has only recently begun to develop and it is rapidly evolving.  The delivery of professional material on the Internet has only begun to occur in recent years and it is not yet possible to determine how widespread its acceptance will be in the future.  This makes it difficult to predict demand and market acceptance for our products as well as appropriate pricing strategies.  We do not know how much demand there will be for our products when they are introduced or how well accepted our products will be by those who are interested in purchasing legal information online.  We cannot determine how much this market will grow in the future or how much of this market we will be able to capture.  We may have to adjust our pricing model to gain market share in ways that would reduce or eliminate our potential profits in order to compete effectively.   If the market for our products does not develop as quickly as we expect, if customers do not accept our products or if our pricing strategy is not successful, our future revenues and the value of our stock will be adversely affected.

RISKS RELATED TO OUR COMMON STOCK

OUR BY-LAWS MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US OR TAKE CONTROL OF THE COMPANY EVEN IF DOING SO WOULD BE BENEFICIAL TO YOU.

Provisions of our certificate of incorporation and bylaws and Texas law may make it more difficult for a third party to acquire us, even if so doing would be beneficial to you.  These provisions may be reviewed in our By-laws which are available as an exhibit to our SB-2 registration statement to which this prospectus relates.  These provisions include the following:

1.

  our board of directors is authorized to issue up to 50  million shares of common stock without any further vote or action by the shareholders, which may be used by the board to create changes in voting control or otherwise delay or prevent a change in control or to modify the rights of holders of our common stock;

2.	a prohibition on cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;
3.	limitations on who may call annual and special meetings of shareholders;
4.	advance notice procedures with regard to stockholder proposals and the nominations, other than by or at the direction of the board, of candidates for election as directors;
5.	a requirement that vacancies on the board of directors, including newly created directorships, be filled only by a majority of directors then in office.

BECAUSE OUR OFFICERS AND DIRECTORS OWN APPROXIMATELY 80% OF OUR CURRENTLY ISSUED AND OUTSTANDING COMMON STOCK, THEY CAN CONTROL SUBSTANTIALLY ALL MATTERS REQUIRING SHAREHOLDER APPROVAL.  THIS COULD HAVE AN ADVERSE EFFECT ON OTHER SHAREHOLDERS WHO DO NOT HAVE CONTROL.

As of March 31, 2002, our directors, executive officers and their affiliates beneficially owned a total of approximately 80% of our outstanding common stock.  (See, Security Ownership of Certain Beneficial Owners and Management).  As a result, these shareholders, acting together, have the ability to control substantially all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, takeover or other business combination involving us, and to control our management and affairs.  This may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could materially adversely affect the market price of our common stock.

THE PENNY STOCK RULES MAY LIMIT THE MARKET FOR OUR STOCK.  BECAUSE SHARES OF OUR COMMON STOCK MAY TRADE UNDER $5.00, THE APPLICATION OF THE "PENNY STOCK REGULATION" COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK AND MAY AFFECT THE ABILITY OF HOLDERS OF OUR COMMON STOCK TO SELL THEIR SHARES.

Our securities will probably be considered a penny stock. Penny stocks generally are securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the NASDAQ stock market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors.  For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules” require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. The foregoing required penny stock restrictions will not apply to our securities if our market price is $5.00 or greater. The price of our securities may not reach or maintain a $5.00 price level.

A STABLE MARKET MAY NOT DEVELOP FOR OUR STOCK.  THE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR SHAREHOLDERS.

There currently is no public market for our common stock, and there is no assurance that there will ever be such a market.  Because we have yet to introduce our products to the market and generate earnings, we do not know how the market will respond to the availability of our stock or at what prices shareholders may decide to buy or sell our shares.  If a market for our stock develops, the trading price of our common stock may be highly volatile and could be subject to wide fluctuations in price.  In addition to the risks related to our internal operations, the stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of any specific company.  There can be no assurance that trading prices and earnings will materialize as we expect.   Broad market and industry factors may materially and adversely affect the market price of our common stock, regardless of our operating performance.  Historically, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company.  The institution of similar litigation against us could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

WE EXPECT TO ISSUE ADDITIONAL STOCK IN THE FUTURE TO FINANCE OUR BUSINESS PLAN AND THE POTENTIAL DILUTION CAUSED BY THE ISSUANCE OF STOCK IN THE FUTURE MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DROP.

As of March 31, 2002 we had outstanding 2,570,000 shares of common stock.  Subsequent to the effective date of this offering, we will need to raise additional capital, which may result in the issuance of additional shares of common stock, or debt instruments.  In the future shares may be issued  to procure future financing and additional shares may be registered in a future registration statement.  If or when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop.  These factors could also make it more difficult to raise funds through future offerings of common stock.

WE DO NOT EXPECT TO PAY DIVIDENDS TO YOU.

We have never declared or paid dividends to our shareholders.  We currently intend to retain any future earnings for funding growth and therefore do not expect to pay any dividends in the foreseeable future.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are based upon the beliefs and assumptions of, and on information available to, management, and are subject to risks and uncertainties.  Forward-looking statements include the information concerning our possible or assumed future results of operations, capital resources and performance, and those statements preceded by, followed by or that include the words "may," "will," "could," "should," "believes," "expects," "plans," "seeks,” "intends," "estimates," "anticipates" or similar expressions, or by discussions of strategy, plans or intentions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements. We assume no obligation to update forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND PLAN OF OPERATION.

 The following discussion should be read along with our financial statements, which are included in another section of this prospectus.  This discussion contains forward-looking statements about our expectations for our business and financial needs.  These expectations are subject to a variety of uncertainties and risks that may cause actual results to vary significantly from our expectations.  The cautionary statements made in this Report should be read as applying to all forward-looking statements in any part of this prospectus.

We were incorporated on March 2, 2000 as a Texas Corporation. Our principal office is located at 1207 Wisterwood, Houston, Texas 77043.  We may be contacted at (713) 249-1428.  Any reference in this document to “the Company,” "our", “we” or “us” refers to Cyber Law Reporter, Inc.

Plan of Operations

Since inception we have achieved several milestones in the process of implementing our business plan.

First, in the first half of 2000, we developed our own search engine which will be used by visitors to our eLegal.com web site to locate and retrieve legal information when we introduce that product to the market.  This search engine is written in Java and was developed for us by The Internet Business Factory, Inc.  We paid them and their programmers in stock for programming services and we own the resulting software product.

Second, we developed database protocols and database tables using Microsoft’s SQL server 2000 to organize and structure the legal data that we will use to populate this database as we prepare our product for introduction to the public.   In 2000 we purchased a one gigabite dual processor Dell server on which our search engine and database will reside for approximately $16,000.

Third, we developed software capable of reading case law in several primary formats and organizing and tagging the data in each file to identify the citation of the case, the court of its jurisdiction, the date of the opinion and the court which issued the opinion.  We then tested this data on several thousand cases which we populated our data bases for test purposes.

Fourth, we tested and debugged our software with the beta data that we had put into our databases.  This data consisted primarily of reported cases from Texas appellate courts and some cases from Oklahoma state courts.  We added enhancements to our software at this stage which allow users to time and price individual research sessions; to post notes to a file for future reference and the capability to save cases to files set up by the user for future review, printing or downloading to the user’s computer.  This work was also done for us by The Internet Business Factory under our agreement with them.

We have not yet commenced commercial operations and will have to complete following several steps before our products are ready for sale to the public.

Our plan of operations for the next twelve months includes the following milestones:

First, following the effective date of this prospectus, we will attempt to raise additional capital, which we will use to complete the development of our Web sites and to launch them commercially.  We believe the total cost of achieving our development goals for the next 18 months to be between $1 and $2 million.  We will seek to raise the funds we need to complete our business plan through a private placement under Regulation D, or through a debt financing, or through an equity line financing registered under Rule 415.  We expect the funding process to take between four and six months following the effective date of this prospectus.  We have not yet identified sources of capital for this financing.

Second, the first website that we intend to complete is the www.ClickToSue.com web site.  After we have received the funding we need for this project, we expect it will take approximately two months to complete the web site and an additional two months before we introduce it to the public.  This web site will be used to introduce potential clients to attorneys whom we feel can serve the client’s needs and will, therefore, be submitted to the Texas Bar Association advertising committee for review before publication.  We intend to hire a Web developer to produce our Web site, which will consist of information regarding our services and regarding the anticipated legal needs of our visitors.  We estimate that the development cost of this website will be $10,000 to $20,000.  In addition, we will need a minimum of $25,000 in funds available for advertising to launch this product to the market.  These advertising funds will be used primarily to purchase local advertising in Texas based periodicals. In addition, we will do some Internet based advertising and search engine listing.  We hope to realize our first revenue from this service approximately twelve months from the effective date of this prospectus.  We will need to launch a significant marketing effort both on the Internet and in traditional advertising media to draw users to our sites.  This will be an additional cost that can be scaled up depending on the amount of cash we have available. Advertising in the traditional media will be geographically targeted to those major cities where we will establish relationships with vendors and law firms who contract to use our marketing and promotional services.   We hope to receive fee income from service providers such as court reporting firms, private investigators or copy services to whom we introduce clients.  We do not currently have any contractual agreements to receive marketing or referral fees.   The amount of money we will spend on advertising will be determined by the amount of funds we have available when our products are launched. At the low end, we can depend on search engine registration to promote our site at no cost. At the other end, we feel we can spend up to $50,000 per month advertising in various legal periodicals and on legal web sites to increase traffic to our site.  We will not be able to determine the amount that we will spend on advertising until we determine how much financing we can procure and how much our total development and operating costs total as we build out our web sites.

Third, in preparation for the introduction of our www.eLegal.com website to the public, we will need to procure additional case law data with which to populate our database.  In order to have a commercially viable product we believe we will need to have, as a minimum, a complete database from all of the Texas state courts dating back at least to 1960.  We will either purchase this data from a current provider of legal information or have it developed for us from public domain materials.   The case law that will go into our databases is public domain material.  We must procure the data from the courts (usually from their Web site using an automated software called a ‘spider’) and then tag the data so that our search engine can find the case based upon the users inquiry.  The eLegal.com site will be a legal content portal through which our subscribers can access primary legal materials such as state and federal case law, statutes and other law related materials.  We have a completed a copy of this Web site using services acquired through The Internet Business Factory.  This web site includes our user interface, search screens, registration software for new users, members login and a client billing timer for attorneys. We will hire a Web developer to update and provide additional graphics to our current website before we introduce it to the public.  In addition, we have developed the software to tag, index and search case law stored in our database.  We estimate the cost of procuring the data we need to successfully complete the implementation of our business plan to be approximately $1 million.   These funds will be used to procure electronic content including case law and statutes for Texas and the Federal courts related to cases originating in Texas and to tag and edit these cases for our database.  We anticipate that these funds will allow us to expand our database beyond Texas through the purchase of case law files from other electronic data providers although we do not currently have any data purchase agreements in place. We expect it to take approximately nine months from the date we have adequate funding to complete the database and realize our first subscription revenue from eLegal.com.

Fourth, prior to the launch of the eLegal.com website, we will add additional enhancements to the web interface and add additional graphics to the website.  We will add a frequently asked questions section, a tutorial on using the search engine and a help function to the site prior to launch.  We estimate this will take two people about three months to complete these tasks at an estimated cost of approximately $60,000.

Breakdown of costs for development to date:

	Total Expenditure to March 31, 2002	Amount paid in stock	Amount paid in cash
Software development:	$155,448*	$134,000	$12,115
Hardware:	$16,000	$16,000	-0-

*Includes $9,333 in capitalized equipment depreciation not shown in other two columns.

We currently do not have any paid employees.  We hope to increase the number of employees over the next twelve months to between 8-12 employees based upon the availability of capital and the growth of revenues as we introduce our products.

We will need to raise between $1 and $2 million dollars following the effective date of this prospectus in order to achieve the goals of our business plan as described above.  If we raise less than this, we will focus on the ClickToSue site first and then build the eLegal database from revenues realized from that product.  In addition, following the effective date of the registration statement filed on Form SB-2 of which this prospectus is a part, we intend to attempt to acquire other law related information sites and consolidate the client base, traffic and published content into one, more useful and powerful legal information Web site.  We hope to make these acquisitions, and any other acquisitions that we feel will enhance shareholder value, using our common stock.  We may also need additional sources of capital to achieve this result.  We have not identified these sources of capital at this time.

We expect to experience high volatility in operating results, net income and cash flows from quarter to quarter and from year to year.  Our revenues depend on our ability to attract and retain customers.  Most of our customers will have the option of discontinuing their service at any time for any reason.  To the extent that revenues are below expectations, we may be unable or unwilling to reduce expenses proportionately, and operating results, net income and cash flows will be adversely affected.

Results of Operations

As of December 31, 2000, we had a cash balance of $2,609 and no other liquid assets or resources.  On December 31, 2001 we had a cash balance of $660.  On March 31, 2002 our cash balance was $630.  Our liabilities as of December 31, 2001 consisted of a note due to a shareholder, Jonathan Gilchrist, in the amount of $330,000 for services rendered on our behalf for which he as not been compensated.   As of March 31, 2002 we owed Mr. Gilchrist a total of $375,000 for services rendered under our agreement with him.  From inception through March 31, 2002 we received cash in the amount of $19,964 from the sale of our stock to 22 accredited investors.  We did not receive cash from financing activities in the first quarter of 2002 nor did we issue any additional common stock.  In addition, the founders invested $1,510.  We have been dependent on The Internet Business Factory, Inc., an Internet incubator and related party, to provide sufficient working capital for operations and the development of our legal research products at all times prior to December 31, 2001.  We issued 500,000 shares of our common stock to them as consideration for these services, which we valued at $125,000 or $0.25 per share.  These shares were non-forfeitable and fully vested when issued.  We have been responsible for our own expenses and development beginning on January 1, 2002.  We currently have a shareholder commitment from Mr. Gilchrist, our CEO to fund expenses up to $10,000 in the next twelve months as necessary to cover our basic costs of operations.    No additional consideration was paid for this shareholder commitment.

We began the development of our product, Web sites and content resources at inception using a team of programmers led by a college professor, Dr. Kwok-Bun Yue and several graduate students from the University of Houston, Clear Lake.  This team was compensated with stock for the services they provided.   A total of 100,000 shares were issued to these programmers for the services provided.  These shares were valued at $0.25 per share and were fully vested and nonforfeitable when issued.  In addition, 200,000 shares had been issued at par value ($0.001 per share) to Dr. Yue as founders stock upon formation of our company.  Because we did not launch the marketing of our product during this period, we did not have any revenues or profits.  We have not yet realized revenue from the sale of our products and have been dependent on The Internet Business Factory, investment under our private placement and shareholder loans to cover operational and development costs.  We invested a total of $15,048 of our own cash in all aspects of the business during the period ending December 31, 2000, and $5,766 during 2001.  We expended a total of $30 during the period ending March 31, 2002.  During these periods we were able to use common stock to pay for some of our expense.  We issued 500,000 shares of common stock to The Internet Business Factory, Inc. for the services they would render in providing management, development, software and marketing services.  They remain a beneficial owner of 19% of our common shares.  We issued 100,000 shares to William Carmichael as founder’s shares purchased at par value at inception.  We issued 100,000 to Mr. Tommy Waldrop of PG Technology in payment for an equipment loan of $11,000 or $0.11 per share.

The stock we have issued is summarized in the following table:

	Number of Shareholders	Number of Shares	Cash price paid	Value of services received
Year 2000
Founder’s Stock	9	1,510,000	$1,510	---
Internet Business Factory & Programmers	4	600,000		$150,000
Investors	2	70,230	17,557	---
Year 2001
Equipment loan	1	100,000	---	$11,000
Services	4	265,700	---	$26,570
Investors	20	___24,070	__2,407	______---
	40	2,570,000	$21,474	$187,570

No shares were issued in the first quarter of 2002.

We had a net loss of $165,083 for the period ending December 31, 2000 and a net loss of $210,602 for the year 2001.  Our net loss for the period ending March 31, 2002 was $ 45,614.   This represents a loss of $0.08 per share for the period ending December 31, 2000, $0.09 per share for  2001 and $0.02 for the period ending March 31, 2002.  Our total loss from inception to March 31, 2002 is $421,299 or $0.18 per share.  At December 31, 2000 we had negative working capital of $140,235, at December 31, 2001 we had negative working capital of $328,756 and at March 31, 2002 we had negative working capital of $374,370.  We have very limited liquidity and have been dependent on The Internet Business Factory for the development of our product, software platform and content.

Because this Registration Statement covers our first fiscal year ended December 31, 2001 and periods ending December 31, 2000 and March 31, 2002 we are unable to compare performance to earlier periods.  It is not expected that the internal source of liquidity will improve until significant net cash is provided by operating activities, if ever, and until then we intend to rely upon external sources for liquidity.  As of December 31, 2001, our sources of external and internal financing are limited.  Our primary source of capital, if available, is currently our founding shareholder, Jonathan Gilchrist and a limited number of accredited investors.

Liquidity and Capital Resources

In 2000 and 2001, we were funded and operated primarily within the confines of an Internet incubator, The Internet Business Factory, Inc.  We depended primarily on the liquidity and resources of the incubator for development, personnel, licensing, hardware, bandwidth and operating costs.  Our ability to execute our business strategy depends on our ability to attract a significant amount of additional capital.  As of December 31, 2000, we had total assets of $163,574 and $161,000 in current liabilities.  As of December 31, 2001 we had total assets of $163,359 and $330,000 in current liabilities.  As of March 31, 2002 we had total assets of $162,745 and $375,000 in current liabilities.  We had a net loss of $165,083 for the period ended December 31, 2000 and $210,602 for the year ended December 31, 2001.  We had a net loss of $45,614 for the period ending March 31, 2002.  Negative cash flow from operating activities for the period ended December 31, 2000 was $4,083.  For the year ended December 31, 2001, negative cash flow from operating activities was $4,616.     For the period ending March 31, 2002 negative cash flow from operating activities was $30.

At December 31, 2000 we had negative working capital of $140,235 and at December 31, 2001 we had negative working capital of $328,756.   At March 31, 2002, we had negative working capital of $374,370. We do not guarantee any related party debt and we do not have any off balance sheet liabilities.

To fund the development and implementation of our business plan, we issued a total of 865,700 shares of common stock for services, including shares issued to the Internet incubator.  These shares were valued, on an aggregate average basis, at $0.20 per share.  In addition, in the year 2000, we sold 70,230 shares of common stock to accredited investors under a Section 4(2) exemption to registration for $17,577 ($0.25 per share) and 1,510,000 to our founders at par value ($1,510) at inception.  In 2001, we repaid an $11,000 equipment loan by issuing 100,000 shares of common stock, and we sold 24,070 shares to 20 accredited investors under an exemption from registration contained in Section 4(2) for $2,407 ($0.10 per share).  Our promissory note for $330,000 to Mr. Gilchrist, a lawyer and our CEO,  is for services rendered on our behalf for which we were not able to compensate him in cash.  The note is non-interest bearing.   This represents $15,000 per month from inception through December 31, 2001 – the amount we agreed to pay Mr. Gilchrist for his services.  These services included the drafting and development of the business plan, conceptual planning of our research Web site, consulting as to legal content and other management, planning and legal services.   The amount of fees owed to Mr. Gilchrist continues to accrue at a rate of $15,000 per month.

Other than the Note that we owe to Mr. Gilchrist, we do not have any material commitments for capital expenditures or current liabilities as of March 31, 2002.

We do not currently possess sufficient financing to meet our future liquidity needs.

Our current operating expenses are very limited because we do not have any paid employees and very limited operating overhead.   Currently, we are dependent upon shareholder loans, if and when available, to pay expenses.  We currently have a shareholder commitment from Mr. Gilchrist, our CEO to fund expenses up to $10,000 in the next twelve months as necessary to cover our basic costs of operations.    These resources will not be sufficient to cover all of our development costs and we will need to raise capital in the next twelve months. Following the effective date of this prospectus we will seek financing through one or more of the following:

1.	A private placement of common stock under Reg. D of the Securities Act;
2.	An Equity Line Financing;
3.	A debt offering under Reg. D of the Securities Act;
4.	A strategic joint venture with a company that can use our data or which targets the same customers we are targeting; or
5.	An offering of convertible securities under Reg. D of the Securities Act.

 Other than the shareholder commitment described above, we have not entered into negotiations with any funding or financing source at this time and we do not know what terms would be available to us under any one of the other financing options. Significant dilution could occur as the result of any future financing and this could reduce the value of the shares offered under this prospectus.  We cannot project the future level of dilution that may be experienced by investors as a result of our future financings but it could significantly affect the value of our shares.

We will have to succeed in debt or equity financing activities in the months ahead in order to complete and execute on our business plan.  While the shareholder commitment discussed above is sufficient to allow us to maintain minimum operations for the next twelve months, if we do not raise at least $1 million in additional funding during the next twelve months, it is unlikely that our business will be able to continue successfully past that point.  It is essential to our success that we raise the capital necessary to implement and launch our websites.  If we fail to raise additional capital we will not succeed.  Our working capital requirements and cash flow from operations are expected to vary from quarter to quarter, depending on the success of marketing activities, operating expenses, capital expenditures and other factors.  We will need to raise substantial additional capital in order to succeed and to continue in business.  Since inception, we have experienced negative cash flow from operations and will continue to experience negative cash flow for some time in the future.  It is not expected that the internal source of liquidity will improve until significant net cash is provided by operating activities, and until then, we intend to rely upon external sources for liquidity.  As of March , 2002, our sources of external and internal financing are limited.  Our primary source of capital, if and when available, is currently our founding shareholder, Jonathan Gilchrist and a limited number of accredited investors.

Our financial statements are prepared using principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, we do not have significant cash or liquid assets, nor do we have any source of revenue sufficient to cover our operating costs and to allow us to continue as a going concern.  We may, in the future, experience significant fluctuations in our results of operations.   We will be required to obtain additional debt or equity financing or our illiquidity could suppress the value and price of our shares if and when a market for those shares becomes available.  Offerings of securities may not be undertaken, and if undertaken, may not be successful or the proceeds derived from these offerings may be less than anticipated and/or may be insufficient to fund operations and meet the needs of our business plan.  Our current deficit in working capital means we do not have sufficient capital to cover cash requirements for the balance of the current fiscal year or to bring us to a positive cash flow position.  It is possible that we will never become profitable and will not be able to continue as a going concern.

Quantitative and Qualitative Disclosure About Market Risk

From inception through the period ended March 31, 2002, we had no interest bearing investments and no outstanding debt securities.  We have a shareholder note payable in the amount of $330,000 as of December 31, 2001 owed to Jonathan Gilchrist, our founder, for services rendered by him on behalf of the company for which we did not compensate him in cash.  This promissory note is non-interest bearing.  As of March 31, 2002 we owed Mr. Gilchrist $375,000 under this agreement.

Cyber Law Reporter is exposed to interest rate risk, because additional financing may be needed to cover operating losses and capital expenditures associated with establishing and expanding our business. The interest rate that we will be able to obtain on debt financing will depend on our financial condition and market conditions at the time such financing, if any, is arranged.

USE OF PROCEEDS

The shares of common stock covered by this prospectus are to be sold by our shareholders and we will not receive any proceeds from their sales of stock which they may sell under this prospectus.

DIVIDEND POLICY.

We have not paid any dividends on our common stock, and it is not anticipated that any dividends will be paid in the foreseeable future.  Our board of directors intends to follow a policy of using retained earnings, if any, to finance our growth. The declaration and payment of dividends in the future will be determined by our board of directors in light of conditions then existing, including our earnings, if any, financial condition, capital requirements and other factors.

SELLING SHAREHOLDERS

At March 31, 2002 there were 2,570,000 shares our common stock outstanding, which were held by 40 shareholders of record.   No additional stock has been issued between the end of the period and the filing date of this prospectus.  Unless noted in the footnotes to the following table, none of the selling shareholders or their principals have held a position or office, or have any other material relationship, with us.   All of the selling shareholders' shares registered hereby will become tradable on the effective date of the registration statement of which this prospectus is a part.   Based on information provided to us by the selling shareholders, the following table sets forth certain ownership and registration information regarding the shares held by each person who is a selling security holder and by all selling shareholders as a group.

The following table sets forth the names of the selling shareholders and the number of shares of our common stock beneficially owned by the selling shareholders as of December 31, 2001.   Each selling stockholder is offering all shares owned by him or her.  The following shares may be offered from time to time by the selling shareholders named below at their discretion. We will not control if or when the selling shareholders sell their shares.   The selling shareholders are under no obligation to sell all or any portion of these shares of our common stock.  Therefore, the selling shareholders are not obligated to sell their shares of our common stock immediately under this prospectus.   Since the selling shareholders may sell all or part of the shares of stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will actually be held by the selling shareholders upon termination of this offering or on any specific date in the future.  Each selling stockholder will receive all of the net proceeds from the sale of his respective shares of common stock.  We will not receive any proceeds from the selling shareholders sale of stock.

The following table sets forth information regarding shares of our common stock beneficially owned by each selling stockholder as of December 31, 2001.  This offering of these common shares will begin when this registration statement on Form SB-2 is declared effective.  Since the selling shareholders may sell all, some or none of the shares offered hereunder, no estimate can be made of the total number of shares that are to be offered by the selling shareholders under this prospectus or that will be beneficially owned by each selling stockholder upon the completion of the offering to which this prospectus relates.

Name of Beneficial Owner	Number of shares held before the offering and number of shares offered	Number of shares held after the offering	Percent owned after the offering
Kancahna Weerasingha 2600 Skywalker Dr., #2023 Houston, TX 77058	40,000	-0-	0.0%
Girish Bajaj 2600 Skywalker Dr., #2023 Houston, Texas 77058	40,000	-0-	0.0%
Shridhar Sathyamoorthy 2600 Skywalker Dr., #2023 Houston, Texas 77058	20,000	-0-	0.0%
Michael Krome 8 Teak Court Lake Grove, New York 11755	25,700	-0-	0.0%
The Gilchrist Family Trust(2) 6524 San Felipe, Ste. 252 Houston, Texas 77057	50,230	-0-	0.0%
Houston Hayes 4400 Post Oak Parkway Houston, Texas 77027	1,000	-0-	0.0%
Virginia Gilchrist(1) 5585 NE River Road Sauk Rapids, MN 56379	20,000	-0-	0.0%
Robert Sarlay 235 W. 31st Street Houston Texas 77018	20,000	-0-	0.0%
Kay Berry 1240 Blalock Rd., Ste. 170 Houston, TX 77055	20,000	-0-	0.0%
Ron P. Jones 5730 Pebble Springs Houston, TX 77066	1,000	-0-	0.0%
Jack Tompkins(3) 304 Longwoods Lane Houston, Texas 77024	1,000	-0-	0.0%
Kirwin Drouet(3) 1314 Kent Oak Houston, TX 77077	1,000	-0-	0.0%
Stan Coffee 1111 Ridgeburg Court Houston, Texas 77077	1,000	-0-	0.0%
Janet D. Tompson 5502 Osprey Isle Lane Orlando, FL 32819	1,000	-0-	0.0%
Ben Roberts 6 Hampton Court Houston, TX 77024	1,000	-0-	0.0%
Kevin Howard 600 Travis, Ste. 6070 Houston, Texas 77002	1,000	-0-	0.0%
Nancy Jensen Centervej 28 mf 4270 Hong, Denmark	1,000	-0-	0.0%
Jennifer Crotteau 207 Poplar St. Buffalo, MN 55313	1,000	-0-	0.0%
John Bryant 2540 Riverview Court Sarasota, FL 34231	1,000	-0-	0.0%
D. J. Harter 1404 Sunset Drive Friendswood, Texas 77546	1,000	-0-	0.0%
Scott Hill 1240 Blalock Rd, Ste. 200 Houston, Texas 77055	1,000	-0-	0.0%
Teresa Bosco 1240 Blalock Rd., Ste 200 Houston, Texas 77055	1,000	-0-	0.0%
Tim Hobrock 1015 Townley Drive Madison, TN 37115	1,000	-0-	0.0%
Sameer Hirji 200, 1013-17th Av., S.W. Calgary, Alberta T2T 0A7	1,000	-0-	0.0%
M.C. Burkhard 542 Lanecrest Houston, TX 77024	1,000	-0-	0.0%
Richard W. Harris 6804 Edgefield Austin, TX 78731	1,000	-0-	0.0%
Harry Gurwitch 701 Brickell Ave., Ste. 2500 Miami, Florida 33131	1,000	-0-	0.0%
Elise Sanders 5868 Westheimer Rd., Ste. 323 Houston, Texas	5070	-0-	0.0%